[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 27, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Joshua Samples

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Cadence Bancorporation
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted August 10, 2015
CIK No. 0001614184

Dear Mr. Samples:

On behalf of Cadence Bancorporation, a Delaware corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 3, 2015 (the “Comment Letter”) relating to the above-referenced draft submission (the “Registration Statement”). The Company is concurrently submitting its fourth draft of the Registration Statement (“Draft No. 4”) via EDGAR, and five courtesy copies of Draft No. 4 marked to show changes to the Registration Statement are being sent to the Staff under separate cover.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of Draft No. 4.

Summary

1.	We note on page 116 of the prospectus your disclosure regarding your strategy to decelerate loan originations starting in the first quarter of 2015. Please include a similar discussion, including the underlying reasons for the deceleration, in the Summary. In addition, disclose, if material, any anticipated impact on the Company’s financial results.

Response: The Company respectfully informs the Staff that the referenced statements regarding loan origination deceleration during the first quarter of 2015 have been removed from the Registration Statement. The Company further advises the Staff that any impact of the deceleration on the Company’s financial results was not material.

Branch Network Consolidation, page 21

2.	Please disclose the extent to which you plan further consolidation in your branch network. Please make corresponding revisions when appropriate.

Response: The Company respectfully informs the Staff that it has completed its planned branch network consolidation and has therefore removed such disclosure from the Registration Statement.

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If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1396.

Very truly yours,

/s/ Mark F. Veblen

Mark F. Veblen

Enclosure

cc:	Via E-mail
Jerry W. Powell (Cadence Bancorporation)